Filing Pursuant to Rule 425

Under the Securities Act Of 1933, as amended

And deemed Filed Pursuant To Rule 14(a)-6

of the Securities Exchange Act Of 1934, as amended

Filer: NavSight Holdings, Inc.

Commission File No. 001-39493

Subject Company: NavSight Holdings, Inc.

This filing relates to the proposed merger involving NavSight Holdings, Inc. with Spire Global, Inc. pursuant to the terms of that certain Business Combination Agreement, dated as of February 28, 2021, by and among NavSight Holdings, inc. (“NavSight”), NavSight Merger Sub Inc. and Spire Global, Inc. (“Spire”).

Businesswire

TruWeather Solutions and Spire Announce a Commercial Relationship to Enhance TruFlite V360° Precision and Accuracy Across the Globe

Simplifies Operator Weather Workflow in One Interface While Meeting FAA Part 107 Weather Minimums

April 29, 2021 07:00 AM Eastern Daylight Time

RESTON, Va. & SAN FRANCISCO & SYRACUSE, N.Y.—(BUSINESS WIRE)—TruWeather Solutions (“TruWeather”), a leading micro weather data and analytics company, and Spire Global, Inc. (“Spire”), a leading global provider of space-based data and analytics, announced today that they have signed a letter of commitment to support TruWeather’s Small Business Innovation Research (SBIR) grant with NASA. This commitment enhances previous agreements that align the strengths of both companies with the goal of enabling safer and more reliable Unmanned Aerial Systems (UAS) and Advanced Air Mobility (AAM) as the emerging industry and air traffic density accelerate in growth. TruWeather will have access to Spire’s weather observational data sets and global predictions to fuel TruFlite V360 micro-weather prediction models and hyper-local weather decision support APIs. Spire will leverage TruWeather’s 35 years of aviation weather operations experience and unique positioning in the unmanned systems market, and most importantly, have access to TruWeather’s last mile weather solutions to address bespoke UAS and AAM weather needs. TruWeather and Spire expect the relationship to result in a comprehensive and reliable end-to-end global weather service focused on increasing global awareness from the stratosphere to urban city building canyons for drones, air taxis and flight control and management systems and service providers.

TruWeather was recently awarded the NASA grant to develop an urban wind hazard service demonstration as part of NASA’s Weather Data Infrastructure initiative. The partnership’s precision micro weather analysis and urban predictions will contribute to decreasing operators’ flight pattern uncertainty and increasing their potential revenue, safety and utilization in urban areas. Future reliability and predictability of drone and air taxi services will depend on better weather services to detect Venturi wind and wake turbulence effects, micro-burst detection, localized fog and cloud icing that pose significant risk to drone and air taxi operations.

“My experience as the National Weather Science and Technology Director informed TruWeather’s decision to partner with Spire and leverage what we believe to be the most promising global weather prediction system in the world. TruWeather only works with the best weather partners to deliver the most advanced pinpoint weather intelligence possible to drone and air taxi operators, UAS Test Ranges, UTM and AAM systems, and federal and local governments worldwide,” said Don Berchoff, CEO of TruWeather Solutions. “TruWeather is aligning sensor and data partners now to address the toughest weather challenge, localized urban wind variances and building induced wake turbulence, and micro-climate icing, and IFR conditions that are sub-grid to weather systems today and must get better for a safe, predictable and reliable drone and air taxi industries.”

TruFlite V360° simplifies decision-making with subscription-based APIs that provide actionable weather insights designed to increase vehicle utilization rates and optimize stakeholder resources and scheduling for the best flight windows. TruWeather is the first weather solution provider to offer a deeply immersive weather experience built specifically for drone pilots and air taxi operations, all focused on helping the pilot meet FAA Part 107 weather minimums and Part 135 weather requirements.

“We believe the combination of Spire’s weather data sets and prediction model with TruWeather’s TruFlite V360 will help ensure that end-users will receive highly accurate forecasting allowing them to make smarter weather-driven decisions,” said Keith Johnson, Vice President and General Manager for Government Solutions at Spire. “We know how critical these decisions can be to mission success and we’re proud to partner with TruWeather, a leader in micro-weather data and analytics, to create what we expect to be one of the most robust global weather prediction systems that can predict the weather of today, tomorrow and the future.”

About TruWeather Solutions, Inc.

Established in 2015, TruWeather Solutions, Inc. is a leading provider of weather data analytics and innovative weather risk management products in the US market and beyond. TruWeather’s customized translation of real-time and predictive weather data into discrete workflow decision insights sharpen resource scheduling, planning and mission execution resulting in safer, more productive operations and business success.

About Spire Global, Inc.

Spire is a global provider of space-based data and analytics that offers unique datasets and powerful insights about Earth from the ultimate vantage point so organizations can make decisions with confidence, accuracy, and speed. Spire uses a multi-purpose satellite constellation to source hard to acquire, valuable data and enriches it with predictive solutions. Spire then provides this data as a subscription to organizations around the world so they can improve business operations, decrease their environmental footprint, deploy resources for growth and competitive advantage, and mitigate risk. Spire gives commercial and government organizations the competitive advantage they seek to innovate and solve some of the world’s toughest problems with insights from space. Spire has offices in San Francisco, CA, Boulder, CO, Washington DC, Glasgow, Luxembourg, and Singapore. On March 1, 2021 Spire announced plans to go public via a planned business combination with NavSight Holdings, Inc. (NYSE: NSH), and expects to be traded on the NYSE under the ticker symbol “SPIR.” To learn more, visit spire.com.

About NavSight Holdings, Inc.

NavSight Holdings, Inc. (“NavSight”) is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. NavSight was organized with the opportunity to pursue a business combination target in any business or industry, with the intent to focus its search on identifying a prospective target business that provides expertise and technology to U.S. government customers in support of their national security, intelligence and defense missions.

Additional Information and Where to Find It

In connection with the planned business combination with Spire (the “Proposed Transaction”), NavSight intends to file a Form S-4 Registration Statement (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of NavSight’s common stock in connection with NavSight’s solicitation of proxies for the vote by NavSight’s stockholders with respect to the Proposed Transaction and other matters as described in the Registration Statement, a prospectus relating to the offer of the securities to be issued to the Company’s stockholders in connection with the Proposed Transaction, and an information statement to Company’s stockholders regarding the Proposed Transaction. After the Registration Statement has been filed and declared effective, NavSight will mail a definitive proxy statement/prospectus, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about NavSight, the Company and the Proposed Transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by NavSight through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: NavSight Holdings, Inc., 12020 Sunrise Valley Drive, Suite 100, Reston, VA 20191.

Participants in Solicitation

NavSight and the Company and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Transaction. Information about the directors and executive officers of NavSight is set forth in its Form 10-K filed on March 29, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the federal securities laws with respect to the Proposed Transaction. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding expectations of accelerating Spire’s sales and marketing efforts, expectations of product development, including the success of the weather service being developed in partnership with TruWeather, across Spire’s weather segment and the applicability of such products to

Spire’s market, the strengthening of Spire’s competitive advantage, the importance of weather forecasting to Spire’s target markets, Spire’s ability to advance its offering of valuable and business-oriented weather prediction solutions to its core markets, the expansion of Spire’s business to new regions and markets, Spire’s future growth, estimates and forecasts of financial and performance metrics, expectations of achieving and maintaining profitability, projections of total addressable markets, market opportunity and market share, net proceeds from the Proposed Transactions, potential benefits of the Proposed Transaction and the potential success of the Company’s market and growth strategies, and expectations related to the terms and timing of the Proposed Transaction. These statements are based on various assumptions and on the current expectations of NavSight’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of NavSight and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including (i) the risk that the Proposed Transaction may not be completed in a timely manner or at all, which may adversely affect the price of NavSight’s securities; (ii) the risk that the Proposed Transaction may not be completed by NavSight’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NavSight; (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the approval of the Proposed Transaction by the stockholders of NavSight, the satisfaction of the minimum trust account amount following any redemptions by NavSight’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the inability to complete the PIPE investment in connection with the Proposed Transaction; (v) the failure to realize the anticipated benefits of the Proposed Transaction; (vi) the effect of the announcement or pendency of the Proposed Transaction on Spire’s business relationships, performance, and business generally; (vii) risks that the Proposed Transaction disrupts current plans of Spire and potential difficulties in Spire employee retention as a result of the Proposed Transaction; (viii) the outcome of any legal proceedings that may be instituted against NavSight or Spire related to the business combination agreement or the Proposed Transaction; (ix) the ability to maintain the listing of NavSight’s securities on the New York Stock Exchange; (x) the ability to address the market opportunity for Space-as-a-Service; (xi) the risk that the Proposed Transaction may not generate expected net proceeds to the combined company; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities; (xiii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (xiv) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive space data analytics industry; and those factors discussed in NavSight’s final prospectus filed on September 11, 2020 under the heading “Risk Factors,” and other documents of NavSight filed, or to be filed, with the SEC. If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither NavSight nor the Company presently know or that NavSight and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect NavSight’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this press release. NavSight and the Company anticipate that subsequent events and developments will cause NavSight’s and the Company’s assessments to change. However, while NavSight and the Company may elect to update these forward-looking statements at some point in the future, NavSight and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing NavSight’s and the Company’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

For TruWeather:

Lisa Tinnesz

Lisa.Tinnesz@truweathersolutions.com

For Spire Global, Inc.:

Investor Contact:

Michael Bowen and Ryan Gardella

SpireIR@icrinc.com

Media Contact:

Phil Denning

SpirePR@icrinc.com

For NavSight Holdings, Inc.:

Investor Contact:

Jack Pearlstein

jack@navsight.com